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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66407

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aria Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 Central Ave Ste M1
(No. and Street)

St. Petersburg	FL	33701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John A. Zwack / (727) 561-0900 ext. 101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael D. Star, P.A., CPA (PCAOB # 3584)
(Name – *if individual, state last, first, middle name*)

2422 South Atlantic Avenue	Daytona Beach	FL	32118
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ARIA CAPITAL ADVISORS, LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS		For Year Ended December 31, 2015
CURRENT ASSETS		
Cash and cash equivalents	$	21,754
Other currents assets		1,931
Total current assets		23,685
Furniture and equipment, less accumulated depreciation		4,876
TOTAL ASSETS	$	28,561
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accrued expense	$	4,924
Total current liabilities		4,924
MEMBERS' EQUITY		
Undistributed earnings		23,637
Total Members' Equity		23,637
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	28,561

See notes to financial statements and auditors' report.